Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Second Quarter of 2024

BEIJING, CHINA, September 3, 2024 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in mainland China’s online social networking space, today announced its unaudited financial results for the second quarter of 2024.

Second Quarter of 2024 Highlights

•	Net revenues decreased by 14.2% year over year to RMB2,691.4 million (US$370.3 million*) in the second quarter of 2024.

•	Net income attributable to Hello Group Inc. decreased to RMB397.8 million (US$54.7 million) in the second quarter of 2024, from RMB568.4 million in the same period of 2023.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB449.2 million (US$61.8 million) in the second quarter of 2024, from RMB632.1 million in the same period of 2023.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.11 (US$0.29) in the second quarter of 2024, compared to RMB2.82 in the same period of 2023.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.38 (US$0.33) in the second quarter of 2024, compared to RMB3.14 in the same period of 2023.

•	Monthly Active Users (“MAU”) on Tantan app were 12.9 million in June 2024, compared to 17.3 million in June 2023.

•

For the Momo app total paying users was 7.2 million for the second quarter of 2024, compared to 7.9 million for the same period last year. Tantan had 1.0 million paying users for the second quarter of 2024 compared to 1.4 million from the year ago period.

First Half of 2024 Highlights

•	Net revenues decreased by 11.8% year over year to RMB5,251.8 million (US$722.7 million) for the first half of 2024.

•	Net income attributable to Hello Group Inc. was RMB403.0 million (US$55.5 million) for the first half of 2024, compared to RMB958.7 million during the same period of 2023.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB509.1 million (US$70.1 million) for the first half of 2024, compared to RMB1,104.1 million during the same period of 2023.

•	Diluted net income per ADS was RMB2.10 (US$0.29) for the first half of 2024, compared to RMB4.78 during the same period of 2023.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.65 (US$0.37) for the first half of 2024, compared to RMB5.49 during the same period of 2023.

“Q2 was a good quarter. I am pleased to see that our team has maintained the spirit of innovation and adaptation in a challenging environment,” commented Yan Tang, Chairman and CEO of Hello Group. “Momo’s cash cow business continued to be productive in a healthy community ecosystem. Regarding new endeavors, while strengthening the localization progress, we are more convinced of the revenue growth opportunities in overseas market.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2672 to US$1.00, the effective noon buying rate for June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

Second Quarter of 2024 Financial Results

Net revenues

Total net revenues were RMB2,691.4 million (US$370.3 million) in the second quarter of 2024, a decrease of 14.2% from RMB3,137.7 million in the second quarter of 2023.

Live video service revenues were RMB1,303.0 million (US$179.3 million) in the second quarter of 2024, a decrease of 18.0% from RMB1,588.8 million during the same period of 2023. The decrease was primarily attributable to our proactive operational adjustments to de-emphasis large scale competition events in the Momo app and a soft consumer sentiment in the current macro environment, and to a lesser degree, Tantan pivoting away from the less dating-centric live video service.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,345.3 million (US$185.1 million) in the second quarter of 2024, a decrease of 10.3% from RMB1,499.5 million during the same period of 2023. The decrease was primarily due to our product adjustments to improve Momo app’s ecosystem as well as the impact of the macro economy on consumer sentiment, and to a lesser extent, the decline in Tantan’s paying users which was in turn due to the decrease in its user base, the recent product upgrade as well as adjustments in its membership auto renewal policy. The decrease was partially offset by the revenue growth from the new standalone apps.

Mobile marketing revenues were RMB42.0 million (US$5.8 million) in the second quarter of 2024, an increase of 13.5% from RMB37.0 million during the same period of 2023.

Net revenues from the Momo segment decreased from RMB2,816.6 million in the second quarter of 2023 to RMB2,457.2 million (US$338.1 million) in the second quarter of 2024, primarily due to the decrease in net revenues from value-added service and live video service on Momo app. The decrease was partially offset by the revenue growth of the new standalone apps. Net revenues from the Tantan segment decreased from RMB320.7 million in the second quarter of 2023 to RMB233.7 million (US$32.2 million) in the second quarter of 2024, mainly due to the decrease in net revenues from live video service and value-added service.

Cost and expenses

Cost and expenses were RMB2,275.2 million (US$313.1 million) in the second quarter of 2024, a decrease of 9.6% from RMB2,515.5 million in the second quarter of 2023. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to live video service on Momo app and Tantan app, and a decrease in revenue sharing with virtual gift recipients of virtual gift service on Momo app. The decrease was partially offset by an increase in revenue sharing with virtual gift recipients for new standalone apps; (b) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the newly granted share options which had lower fair value. The decrease was partially offset by an increase in sales and marketing expenses due to more marketing spend in connection with the annual gala event of Momo’s live streaming service. Non-GAAP cost and expenses (note 1) were RMB2,223.8 million (US$306.0 million) in the second quarter of 2024, a decrease of 9.3% from RMB2,451.8 million during the same period of 2023.

Income from operations

Income from operations was RMB425.0 million (US$58.5 million) in the second quarter of 2024, compared to RMB645.1 million during the same period of 2023. Income from operations of the Momo segment was RMB409.4 million (US$56.3 million) in the second quarter of 2024, which decreased from RMB618.8 million in the second quarter of 2023. Income from operations of the Tantan segment was RMB16.4 million (US$2.3 million) in the second quarter of 2024, which decreased from RMB30.2 million in the second quarter of 2023.

Non-GAAP income from operations (note 1) was RMB476.5 million (US$65.6 million) in the second quarter of 2024, compared to RMB708.8 million during the same period of 2023. Non-GAAP income from operations of the Momo segment was RMB456.7 million (US$62.8 million) in the second quarter of 2024, which decreased from RMB680.8 million in the second quarter of 2023. Non-GAAP income from operations of the Tantan segment was RMB20.6 million (US$2.8 million) in the second quarter of 2024, compared to RMB31.9 million in the second quarter of 2023.

Income tax expenses

Income tax expenses were RMB102.6 million (US$14.1 million) in the second quarter of 2024, compared to RMB166.0 million in the second quarter of 2023. The decrease in income tax expenses was primarily due to the lower profit in the second quarter of 2024, and to a lesser extent, lower withholding tax rate due to our eligibility for a preferential tax rate since the beginning of the year.

Net income

Net income was RMB397.8 million (US$54.7 million) in the second quarter of 2024, compared to RMB567.6 million during the same period of 2023. Net income from the Momo segment was RMB382.8 million (US$52.7 million) in the second quarter of 2024, compared to RMB542.4 million in the same period of 2023. Net income from the Tantan segment was RMB15.8 million (US$2.2 million) in the second quarter of 2024, compared to RMB29.1 million in the second quarter of 2023.

Non-GAAP net income (note 1) was RMB449.2 million (US$61.8 million) in the second quarter of 2024, compared to RMB631.3 million during the same period of 2023. Non-GAAP net income from the Momo segment was RMB430.0 million (US$59.2 million) in the second quarter of 2024, which decreased from RMB604.4 million in the second quarter of 2023. Non-GAAP net income of the Tantan segment was RMB20.0 million (US$2.8 million) in the second quarter of 2024, compared to RMB30.8 million in the second quarter of 2023.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB397.8 million (US$54.7 million) in the second quarter of 2024, compared to RMB568.4 million during the same period of 2023.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB449.2 million (US$61.8 million) in the second quarter of 2024, compared to RMB632.1 million during the same period of 2023.

Net income per ADS

Diluted net income per ADS was RMB2.11 (US$0.29) in the second quarter of 2024, compared to RMB2.82 in the second quarter of 2023.

Non-GAAP diluted net income per ADS (note 1) was RMB2.38 (US$0.33) in the second quarter of 2024, compared to RMB3.14 in the second quarter of 2023.

Cash and cash flow

As of June 30, 2024, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB14,316.4 million (US$1,970.0 million), compared to RMB13,478.5 million as of December 31, 2023.

Net cash provided by operating activities in the second quarter of 2024 was RMB475.2 million (US$65.4 million), compared to RMB827.7 million in the second quarter of 2023.

First Half of 2024 Financial Results

Net revenues for the first half of 2024 were RMB5,251.8 million (US$722.7 million), a decrease of 11.8% from RMB5,956.5 million in the same period of 2023.

Net income attributable to Hello Group Inc. was RMB403.0 million (US$55.5 million) for the first half of 2024, compared to RMB958.7 million during the same period of 2023.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB509.1 million (US$70.1 million) for the first half of 2024, compared to RMB1,104.1 million during the same period of 2023.

Diluted net income per ADS was RMB2.10 (US$0.29) during the first half of 2024, compared to RMB4.78 in the same period of 2023.

Non-GAAP diluted net income per ADS (note 1) was RMB2.65 (US$0.37) during the first half of 2024, compared to RMB5.49 in the same period of 2023.

Net cash provided by operating activities was RMB875.4 million (US$120.5 million) during the first half of 2024, compared to RMB1,278.8 million in the same period of 2023.

Recent Development

Share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares up to June 6, 2024 (the “Share Repurchase Program”). On March 14, 2024, Hello Group’s board of directors approved to amend the Share Repurchase Program to (i) extend the term of the Share Repurchase Program up to June 30, 2026, and (ii) upsize the Share Repurchase Program so that the Company is authorized to, from time to time, acquire up to an aggregate of US$286.1 million worth of its shares in the form of ADSs and/or the ordinary shares of the Company in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

As of September 3, the Company has repurchased 30.9 million ADSs for US$174.6 million on the open market under Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024, at an average purchase price of US$5.63 per ADS.

Business Outlook

For the third quarter of 2024, the Company expects total net revenues to be between RMB2.58 billion to RMB2.68 billion, representing a decrease of 15.2% to 11.9% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and such adjustment has no impact on income tax.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation and such adjustment has no impact on income tax. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Tuesday, September 3, 2024, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on September 3, 2024).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10041441-w8sbhf.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through September 10, 2024. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10041441

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in mainland China’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, Duidui and Tietie, which target more niche markets and more selective demographics.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the third quarter of 2024, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2024 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2024 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			First half year
	Ended June 30			Ended June 30
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	1,588,849	1,303,020	179,302	3,018,189	2,541,561	349,730
Value-added service	1,499,482	1,345,316	185,121	2,860,951	2,639,692	363,234
Mobile marketing	36,986	41,990	5,778	58,057	68,585	9,438
Mobile games	2,606	—	—	6,305	432	59
Other services	9,763	1,065	147	13,042	1,541	212

Total net revenues	3,137,686	2,691,391	370,348	5,956,544	5,251,811	722,673
Cost and expenses:
Cost of revenues	(1,819,559)	(1,595,789)	(219,588)	(3,483,747)	(3,098,797)	(426,409)
Research and development	(214,649)	(193,168)	(26,581)	(451,452)	(385,359)	(53,027)
Sales and marketing	(356,525)	(364,769)	(50,194)	(736,311)	(658,200)	(90,571)
General and administrative	(124,787)	(121,482)	(16,716)	(263,085)	(252,863)	(34,795)

Total cost and expenses	(2,515,520)	(2,275,208)	(313,079)	(4,934,595)	(4,395,219)	(604,802)
Other operating income, net	22,919	8,861	1,219	59,313	28,767	3,958

Income from operations	645,085	425,044	58,488	1,081,262	885,359	121,829
Interest income	115,321	130,937	18,018	215,108	252,044	34,682
Interest expense	(11,963)	(32,493)	(4,471)	(22,378)	(56,191)	(7,732)
Other gain or loss, net	4,565	(34,625)	(4,765)	4,565	(43,870)	(6,037)

Income before income tax and share of (loss) income on equity method investments	753,008	488,863	67,270	1,278,557	1,037,342	142,742
Income tax expenses	(165,969)	(102,614)	(14,120)	(288,582)	(660,227)	(90,850)

Income before share of (loss) income on equity method investments	587,039	386,249	53,150	989,975	377,115	51,892
Share of (loss) income on equity method investments	(19,439)	11,536	1,587	(32,914)	25,854	3,558

Net income	567,600	397,785	54,737	957,061	402,969	55,450

Less: net loss attributable to non-controlling interest	(795)	—	—	(1,623)	—	—

Net income attributable to the shareholders of Hello Group Inc.	568,395	397,785	54,737	958,684	402,969	55,450

Net income per share attributable to ordinary shareholders
Basic	1.50	1.10	0.15	2.54	1.09	0.15
Diluted	1.41	1.05	0.14	2.39	1.05	0.14
Weighted average shares used in calculating net income per ordinary share
Basic	377,920,901	362,394,762	362,394,762	377,471,487	368,522,705	368,522,705
Diluted	409,201,815	377,903,589	377,903,589	409,151,850	383,528,002	383,528,002

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First half year
	Ended June 30			Ended June 30
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	567,600	397,785	54,737	957,061	402,969	55,450
Other comprehensive income, net of tax:
Foreign currency translation adjustment	107,975	41,569	5,720	110,156	96,463	13,274

Comprehensive income	675,575	439,354	60,457	1,067,217	499,432	68,724
Less: comprehensive income attributed to the non-controlling interest	10,188	1,202	165	8,518	4,286	590

Comprehensive income attributable to Hello Group Inc.	665,387	438,152	60,292	1,058,699	495,146	68,134

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2023 RMB	June 30 2024 RMB	June 30 2024 US$
Assets
Current assets
Cash and cash equivalents	5,620,466	5,958,586	819,929
Short-term deposits	1,270,626	350,000	48,162
Restricted cash	10,147	1,513,894	208,319
Accounts receivable, net of allowance for doubtful accounts of RMB12,780 and RMB12,615 as of December 31, 2023 and June 30, 2024, respectively	201,517	184,840	25,435
Amounts due from related parties	7,258	—	—
Prepaid expenses and other current assets	723,364	776,812	106,893

Total current assets	7,833,378	8,784,132	1,208,738
Long-term deposits	3,924,975	3,816,800	525,209
Long-term restricted cash	2,652,299	2,677,110	368,383
Right-of-use assets, net	109,572	304,301	41,873
Property and equipment, net	659,033	889,309	122,373
Intangible assets, net	17,086	14,527	1,999
Rental deposits	12,962	13,770	1,895
Long-term investments	786,911	726,981	100,036
Amounts due from RPT-non current	20,000	—	—
Other non-current assets	180,052	211,744	29,137
Deferred tax assets	31,741	35,820	4,929

Total assets	16,228,009	17,474,494	2,404,572

Liabilities and equity
Current liabilities
Accounts payable	616,681	607,035	83,532
Deferred revenue	442,805	444,657	61,187
Accrued expenses and other current liabilities	630,617	607,062	83,535
Amounts due to related parties	4,314	—	—
Lease liabilities due within one year	60,008	153,979	21,188
Income tax payable	94,719	58,224	8,012
Deferred consideration in connection with business acquisitions	27,261	27,904	3,840
Long-term borrowings, current portion	215,615	215,615	29,670
Short-term borrowings	—	1,331,635	183,239

Total current liabilities	2,092,020	3,446,111	474,203
Deferred tax liabilities	24,987	408,451	56,205
Convertible Senior Notes	19,571	20,067	2,761
Long-term borrowings	1,938,385	1,938,169	266,701
Lease liabilities	52,171	158,821	21,854
Other non-current liabilities	114,085	137,811	18,963

Total liabilities	4,241,219	6,109,430	840,687
Shareholder’s equity (i)	11,986,790	11,365,064	1,563,885

Total liabilities and shareholder’s equity	16,228,009	17,474,494	2,404,572

(i):	As of June 30, 2024, the number of ordinary shares outstanding was 352,650,980.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	567,600	397,785	54,737	957,061	402,969	55,450
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	18,787	13,525	1,861	41,631	27,835	3,830
Amortization of intangible assets	1,279	1,279	176	2,558	2,558	352
Share-based compensation	63,748	51,458	7,081	145,405	106,128	14,604
Share of loss (income) on equity method investments	19,439	(11,536)	(1,587)	32,914	(25,854)	(3,558)
Gain on repurchase of convertible senior notes	(4,565)	—	—	(4,565)	—	—
Cash received on distributions from equity method investments	1,349	1,197	165	1,349	1,197	165
Loss on long-term investments	—	34,625	4,765	—	43,870	6,037
Gain or loss on disposal of property and equipment	(527)	(178)	(24)	(460)	80	11
Provision of loss on receivable and other assets	1,022	145	20	10,204	1,921	264
Changes in operating assets and liabilities:
Accounts receivable	(20,117)	4,848	667	(20,665)	15,828	2,178
Prepaid expenses and other current assets	170,514	15,043	2,070	194,866	5,366	738
Amounts due from related parties	—	—	—	55	—	—
Rental deposits	951	—	—	951	(802)	(110)
Deferred tax assets	17	(1,580)	(217)	457	(4,078)	(561)
Other non-current assets	30,424	(198,746)	(27,348)	22,939	(206,343)	(28,394)
Accounts payable	11,459	(14,292)	(1,967)	31,838	(31,746)	(4,368)
Income tax payable	2,674	(42,533)	(5,853)	(3,719)	(36,497)	(5,022)
Deferred revenue	(14,062)	(15,268)	(2,101)	(22,873)	1,406	193
Accrued expenses and other current liabilities	(54,827)	121,547	16,725	(187,560)	64,747	8,909
Amount due to related parties	(272)	—	—	2,897	—	—
Deferred tax liabilities	48,397	14,410	1,983	82,517	379,421	52,210
Other non-current liabilities	(15,548)	103,500	14,242	(8,984)	127,393	17,530

Net cash provided by operating activities	827,742	475,229	65,395	1,278,816	875,399	120,458
Cash flows from investing activities:
Purchase of property and equipment	(11,010)	(199,842)	(27,499)	(21,244)	(244,018)	(33,578)
Payment for long-term investments	(9,000)	(5,250)	(722)	(9,000)	(5,250)	(722)
Purchase of short-term deposits	—	—	—	(497,342)	—	—
Cash received on maturity of short-term deposits	2,609,820	781,016	107,471	3,509,820	1,081,016	148,753
Cash received on investment income distribution	1,517	—	—	1,517	—	—
Purchase of long-term deposits	(1,350,000)	—	—	(1,350,000)	(718,860)	(98,918)
Cash received on maturity of long-term deposits	—	—	—	—	718,860	98,918
Cash received from sales of long-term investment	—	—	—	—	2,000	275
Other investing activities	947	298	41	1,685	683	94

Net cash provided by investing activities	1,242,274	576,222	79,291	1,635,436	834,431	114,822
Cash flows from financing activities:
Proceeds from exercise of share options	16	2	—	19	13	2
Payment in relation to the share repurchase program	—	(394,561)	(54,293)	(3,237)	(506,822)	(69,741)
Repurchase of subsidiary’s share options	(2,557)	—	—	(4,096)	—	—
Dividends payment	(937,249)	(716,302)	(98,566)	(937,249)	(716,302)	(98,566)
Proceeds from short-term borrowings	—	—	—	—	1,331,635	183,239
Repayment of long-term borrowings	—	—	—	—	(215)	(30)
Payment for redemption of convertible bonds	(2,114,224)	—	—	(2,593,010)	—	—

Net cash (used in) provided by financing activities	(3,054,014)	(1,110,861)	(152,859)	(3,537,573)	108,309	14,904
Effect of exchange rate changes	145,860	27,725	3,814	136,434	48,539	6,680

Net (decrease) increase in cash and cash equivalents	(838,138)	(31,685)	(4,359)	(486,887)	1,866,678	256,864
Cash, cash equivalents and restricted cash at the beginning of period	5,549,852	10,181,275	1,400,990	5,198,601	8,282,912	1,139,767
Cash, cash equivalents and restricted cash at the end of period	4,711,714	10,149,590	1,396,631	4,711,714	10,149,590	1,396,631

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months			Three months
	Ended June 30, 2023			Ended June 30, 2024			Ended June 30, 2024
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,819,559)	1,552	(1,818,007)	(1,595,789)	1,796	(1,593,993)	(219,588)	247	(219,341)
Research and development	(214,649)	13,821	(200,828)	(193,168)	13,512	(179,656)	(26,581)	1,860	(24,721)
Sales and marketing	(356,525)	6,813	(349,712)	(364,769)	4,149	(360,620)	(50,194)	571	(49,623)
General and administrative	(124,787)	41,562	(83,225)	(121,482)	32,001	(89,481)	(16,716)	4,403	(12,313)

Cost and operating expenses	(2,515,520)	63,748	(2,451,772)	(2,275,208)	51,458	(2,223,750)	(313,079)	7,081	(305,998)
Income from operations	645,085	63,748	708,833	425,044	51,458	476,502	58,488	7,081	65,569
Net income attributable to Hello Group Inc.	568,395	63,748	632,143	397,785	51,458	449,243	54,737	7,081	61,818

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First half year			First half year			First half year
	Ended June 30, 2023			Ended June 30, 2024			Ended June 30, 2024
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(3,483,747)	3,187	(3,480,560)	(3,098,797)	3,678	(3,095,119)	(426,409)	506	(425,903)
Research and development	(451,452)	36,193	(415,259)	(385,359)	22,298	(363,061)	(53,027)	3,068	(49,959)
Sales and marketing	(736,311)	14,559	(721,752)	(658,200)	10,266	(647,934)	(90,571)	1,413	(89,158)
General and administrative	(263,085)	91,466	(171,619)	(252,863)	69,886	(182,977)	(34,795)	9,617	(25,178)

Cost and operating expenses	(4,934,595)	145,405	(4,789,190)	(4,395,219)	106,128	(4,289,091)	(604,802)	14,604	(590,198)
Income from operations	1,081,262	145,405	1,226,667	885,359	106,128	991,487	121,829	14,604	136,433
Net income attributable to Hello Group Inc.	958,684	145,405	1,104,089	402,969	106,128	509,097	55,450	14,604	70,054

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended June 30, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	1,220,013	83,007	—	1,303,020	179,302
Value-added service	1,205,460	139,856	—	1,345,316	185,121
Mobile marketing	31,136	10,854	—	41,990	5,778
Other services	582	—	483	1,065	147

Total net revenues	2,457,191	233,717	483	2,691,391	370,348
Cost and expenses (ii):
Cost of revenues	(1,491,925)	(103,862)	(2)	(1,595,789)	(219,588)
Research and development	(151,180)	(41,988)	—	(193,168)	(26,581)
Sales and marketing	(301,121)	(62,473)	(1,175)	(364,769)	(50,194)
General and administrative	(112,387)	(8,978)	(117)	(121,482)	(16,716)

Total cost and expenses	(2,056,613)	(217,301)	(1,294)	(2,275,208)	(313,079)
Other operating income	8,858	1	2	8,861	1,219

Income (loss) from operations	409,436	16,417	(809)	425,044	58,488
Interest income	130,777	158	2	130,937	18,018
Interest expense	(32,493)	—	—	(32,493)	(4,471)
Other gain or loss, net	(34,625)	—	—	(34,625)	(4,765)

Income (loss) before income tax and share of income on equity method investments	473,095	16,575	(807)	488,863	67,270
Income tax expenses	(101,865)	(749)	—	(102,614)	(14,120)

Income (loss) before share of income on equity method investments	371,230	15,826	(807)	386,249	53,150
Share of income on equity method investments	11,536	—	—	11,536	1,587

Net income (loss)	382,766	15,826	(807)	397,785	54,737

(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended June 30, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	1,796	—	—	1,796	247
Research and development	9,325	4,187	—	13,512	1,860
Sales and marketing	4,149	—	—	4,149	571
General and administrative	31,998	3	—	32,001	4,403

Total cost and expenses	47,268	4,190	—	51,458	7,081

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended June 30, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	409,436	16,417	(809)	425,044	58,488
Share-based compensation	47,268	4,190	—	51,458	7,081

Non-GAAP income (loss) from operations	456,704	20,607	(809)	476,502	65,569
Net income (loss)	382,766	15,826	(807)	397,785	54,737
Share-based compensation	47,268	4,190	—	51,458	7,081

Non-GAAP net income (loss)	430,034	20,016	(807)	449,243	61,818

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	1,443,602	145,247	—	1,588,849	219,112
Value-added service	1,329,310	170,172	—	1,499,482	206,788
Mobile marketing	31,670	5,316	—	36,986	5,101
Mobile games	2,606	—	—	2,606	359
Other services	9,459	—	304	9,763	1,347

Total net revenues	2,816,647	320,735	304	3,137,686	432,707
Cost and expenses (iii):
Cost of revenues	(1,658,335)	(160,651)	(573)	(1,819,559)	(250,929)
Research and development	(163,040)	(51,609)	—	(214,649)	(29,601)
Sales and marketing	(282,903)	(72,378)	(1,244)	(356,525)	(49,167)
General and administrative	(116,197)	(6,198)	(2,392)	(124,787)	(17,209)

Total cost and expenses	(2,220,475)	(290,836)	(4,209)	(2,515,520)	(346,906)
Other operating income, net	22,648	271	—	22,919	3,161

Income (loss) from operations	618,820	30,170	(3,905)	645,085	88,962
Interest income	114,946	358	17	115,321	15,903
Interest expense	(11,963)	—	—	(11,963)	(1,650)
Other gain or loss, net	4,565	—	—	4,565	630

Income (loss) before income tax and share of loss on equity method investments	726,368	30,528	(3,888)	753,008	103,845
Income tax expenses	(164,541)	(1,428)	—	(165,969)	(22,888)

Income (loss) before share of loss on equity method investments	561,827	29,100	(3,888)	587,039	80,957
Share of loss on equity method investments	(19,439)	—	—	(19,439)	(2,681)

Net income (loss)	542,388	29,100	(3,888)	567,600	78,276

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended June 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,437	115	—	1,552	214
Research and development	12,222	1,599	—	13,821	1,906
Sales and marketing	6,813	—	—	6,813	940
General and administrative	41,554	8	—	41,562	5,732

Total cost and expenses	62,026	1,722	—	63,748	8,792

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate for June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	618,820	30,170	(3,905)	645,085	88,962
Share-based compensation	62,026	1,722	—	63,748	8,792

Non-GAAP income (loss) from operations	680,846	31,892	(3,905)	708,833	97,754
Net income (loss)	542,388	29,100	(3,888)	567,600	78,276
Share-based compensation	62,026	1,722	—	63,748	8,792

Non-GAAP net income (loss)	604,414	30,822	(3,888)	631,348	87,068

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	Ended June 30, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	2,370,857	170,704	—	2,541,561	349,730
Value-added service	2,354,745	284,947	—	2,639,692	363,234
Mobile marketing	49,029	19,556	—	68,585	9,438
Mobile games	432	—	—	432	59
Other services	1,016	—	525	1,541	212

Total net revenues	4,776,079	475,207	525	5,251,811	722,673
Cost and expenses (iv):
Cost of revenues	(2,884,749)	(214,046)	(2)	(3,098,797)	(426,409)
Research and development	(302,041)	(83,318)	—	(385,359)	(53,027)
Sales and marketing	(537,780)	(116,955)	(3,465)	(658,200)	(90,571)
General and administrative	(236,139)	(16,569)	(155)	(252,863)	(34,795)

Total cost and expenses	(3,960,709)	(430,888)	(3,622)	(4,395,219)	(604,802)
Other operating income	28,016	725	26	28,767	3,958

Income (loss) from operations	843,386	45,044	(3,071)	885,359	121,829
Interest income	251,735	305	4	252,044	34,682
Interest expense	(56,191)	—	—	(56,191)	(7,732)
Other gain or loss, net	(43,870)	—	—	(43,870)	(6,037)

Income (loss) before income tax and share of income on equity method investments	995,060	45,349	(3,067)	1,037,342	142,742
Income tax expenses	(658,944)	(1,283)	—	(660,227)	(90,850)

Income (loss) before share of income on equity method investments	336,116	44,066	(3,067)	377,115	51,892
Share of income on equity method investments	25,854	—	—	25,854	3,558

Net income (loss)	361,970	44,066	(3,067)	402,969	55,450

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year
	Ended June 30, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,674	4	—	3,678	506
Research and development	17,963	4,335	—	22,298	3,068
Sales and marketing	10,266	—	—	10,266	1,413
General and administrative	69,872	14	—	69,886	9,617

Total cost and expenses	101,775	4,353	—	106,128	14,604

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	Ended June 30, 2024
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	843,386	45,044	(3,071)	885,359	121,829
Share-based compensation	101,775	4,353	—	106,128	14,604

Non-GAAP income (loss) from operations	945,161	49,397	(3,071)	991,487	136,433
Net income (loss)	361,970	44,066	(3,067)	402,969	55,450
Share-based compensation	101,775	4,353	—	106,128	14,604

Non-GAAP net income (loss)	463,745	48,419	(3,067)	509,097	70,054

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	Ended June 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	2,733,320	284,869	—	3,018,189	416,227
Value-added service	2,522,854	338,097	—	2,860,951	394,543
Mobile marketing	51,691	6,366	—	58,057	8,006
Mobile games	6,305	—	—	6,305	869
Other services	12,596	—	446	13,042	1,800

Total net revenues	5,326,766	629,332	446	5,956,544	821,445
Cost and expenses (v):
Cost of revenues	(3,158,866)	(323,765)	(1,116)	(3,483,747)	(480,431)
Research and development	(332,348)	(119,104)	—	(451,452)	(62,258)
Sales and marketing	(595,543)	(138,230)	(2,538)	(736,311)	(101,542)
General and administrative	(244,275)	(13,944)	(4,866)	(263,085)	(36,281)

Total cost and expenses	(4,331,032)	(595,043)	(8,520)	(4,934,595)	(680,512)
Other operating income	58,126	1,125	62	59,313	8,180

Income (loss) from operations	1,053,860	35,414	(8,012)	1,081,262	149,113
Interest income	214,477	562	69	215,108	29,665
Interest expense	(22,378)	—	—	(22,378)	(3,086)
Other gain or loss, net	4,565	—	—	4,565	630

Income (loss) before income tax and share of loss on equity method investments	1,250,524	35,976	(7,943)	1,278,557	176,322
Income tax expenses	(286,183)	(2,399)	—	(288,582)	(39,797)

Income (loss) before share of loss on equity method investments	964,341	33,577	(7,943)	989,975	136,525
Share of loss on equity method investments	(32,914)	—	—	(32,914)	(4,539)

Net income (loss)	931,427	33,577	(7,943)	957,061	131,986

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year
	Ended June 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,055	132	—	3,187	440
Research and development	25,392	10,801	—	36,193	4,991
Sales and marketing	14,554	5	—	14,559	2,008
General and administrative	91,450	16	—	91,466	12,614

Total cost and expenses	134,451	10,954	—	145,405	20,053

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2023
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,053,860	35,414	(8,012)	1,081,262	149,113
Share-based compensation	134,451	10,954	—	145,405	20,053

Non-GAAP operating income (loss)	1,188,311	46,368	(8,012)	1,226,667	169,166
Net income (loss)	931,427	33,577	(7,943)	957,061	131,986
Share-based compensation	134,451	10,954	—	145,405	20,053

Non-GAAP net income (loss)	1,065,878	44,531	(7,943)	1,102,466	152,039